Explanatory Note: The Company has filed this Amended Form RW to add language clarifying that no securities were issued pursuant to the Filing.

April 17, 2012

VIA EDGAR TRANSMISSION

John Reynolds, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:        Hondo Minerals Corp. – Amended Request for Withdrawal of Registration Statement on Form S-3, Filed December 14, 2011 and the Amended Filing Filed January 26, 2012, File No. 333-178483

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hondo Minerals Corp., a Nevada corporation (the “Company” and/or “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-178483), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof.  The Registration Statement was initially filed with the Commission on December 14, 2011 and amended on January 26, 2012.

The Registrant is withdrawing the Registration Statement as it has decided not to pursue same at this time.

No Securities have been issued in connection with the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (214) 444-7444.  Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth in the letterhead above.

Very truly yours,

By:	/s/ William Miertschin
Name:	William Miertschin
Title:	CEO and President